

February 19, 2013

Via Email
Mr. Zenji Miura
Chief Financial Officer
Ricoh Company, Ltd.
13-1, Ginza 8-chome
Chuo-ku, Tokyo 104-8222
Japan

> **Re: Ricoh Company, Ltd.**
> **Form 20-F for the Fiscal Year Ended March 31, 2012**
> **Filed July 19, 2012**
> **File No. 002-68279**

Dear Mr. Miura:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended March 31, 2012

General

1.   You stated in your letter to us dated April 10, 2009 that you had unaffiliated distributors in Iran, Sudan, and Syria, and that you did not anticipate any material change in the extent or nature of your activities in those countries in the near future. As you know, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure regarding contacts with Iran, Sudan, and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Sudan, and Syria, whether through direct or indirect arrangements, since the referenced letter. Your response should describe any products, equipment, components, technology, and services you have provided to those countries, and any agreements,

arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Iran, Sudan, and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, or Syria.

Item 5. Operating Financial Review and Prospects, page 35

Restructuring charges, page 47

3.   We note that during the year ended March 31, 2012 you incurred ¥30.1 billion of restructuring charges but your discussion of your reasons for the charge, its expected impact and the goals of the restructuring plan are unclear. Please refer to the staff's views expressed in SAB Topic 5-P.4 on disclosures relating to restructuring plans and in future filings please revise your disclosure to address the following:

- Disclose the specific adverse economic, business, competitive, or other factors that precipitated the material restructuring charges.

- Quantify and disclose the expected effects on future earnings and cash flows resulting from the restructuring plan (for example, reduced depreciation, reduced employee expense, etc.), along with the initial period in which those effects are expected to be realized.

- Discuss whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues.

- Clearly identify the income statement line items to be impacted (for example, cost of sales; marketing; selling, general and administrative expenses; etc.).

- In future periods if actual savings anticipated by the restructuring plan are not achieved as expected or are achieved in periods other than as expected, MD&A should discuss that outcome, its reasons, and its likely effects on future operating results and liquidity.

Imaging and Solutions, page 49

4.   We note that you recognized a ¥37.0 billion impairment loss on your goodwill and long-lived assets related to your production printing business. Please tell us the primary underlying factors that resulted in the goodwill impairment charges. Also, discuss how your impairment charges affected your expectations regarding your future operating results and liquidity.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief